    As filed with the Securities and Exchange Commission on April  28, 1999
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                   ----------

                              VIRBAC CORPORATION
                             (Name of the Issuer)

                              VIRBAC CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    927649
                     (CUSIP Number of Class of Securities)

                              ROBERT J. ELFANBAUM
                              VIRBAC CORPORATION
                         Riverport Executive Center II
                       13801 Riverport Drive, Suite 111
                       Maryland Heights, Missouri  63043
                                (314) 298-7330
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:

                             STEPHEN L. FLUCKIGER
                          JONES, DAY, REAVIS & POGUE
                          2300 TRAMMELL CROW CENTER
                               2001 ROSS AVENUE
                             DALLAS, TEXAS  75201
                                (214) 220-3939
                        (Agent for Service of Process)

                                March 18, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                                  ----------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
$3,000,000                                                                 $600
--------------------------------------------------------------------------------

 * Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,000,000 shares at the maximum tender offer price of $3.00 per share.

[ ] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:    N/A
    Form or Registration No.:  N/A
    Filing Party:              N/A
    Date Filed:                N/A

===============================================================================

     This Amendment No. 2 is the final amendment to the Issuer Tender Offer Statement on Schedule 13E-4 initially filed on March 18, 1999 (as amended, the "Schedule 13E-4"), relating to the Company's offer to purchase up to 1,000,000 shares of its common stock, $0.01 par value per share (the "Shares"), 21,968,197 of which Shares were outstanding as of March 17, 1999, at a price of $3.00 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits
(a)(1) and (a)(2), respectively, and incorporated by reference into the
Schedule 13E-4. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13E-4.

     This Amendment No. 2 is being filed to report the results of the Offer. The Offer expired at 5:00 pm, New York City time, on April 19, 1999. 8,494,358 Shares were tendered and not withdrawn. The Company accepted for payment (and thereby purchased) 1,000,000 Shares and paid ChaseMellon Shareholder Services, L.L.C. (the "Depositary") $3,000,000 in full payment for those Shares. The Depositary has informed the Company that a proration factor of 0.1177252 has been applied to tenders of Shares. Following the closing of the Offer, 20,968,197 Shares are outstanding.

     Only those items of the Schedule 13E-4 that are amended and supplemented bereby are included herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(7)  Press Release, dated April 23, 1999.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


Date: April 27, 1999                   VIRBAC CORPORATION


                                       By: /s/ ROBERT J. ELFANBAUM
                                           ------------------------------------
                                           Robert J. Elfanbaum
                                           Chief Financial Officer